Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and the related Prospectus of The Williams Companies, Inc. for the registration of its debt securities, preferred stock, common stock, purchase contracts, warrants or units and to the incorporation by reference therein of our report dated March 6, 2006, with respect to the consolidated financial statements and schedule of The Williams Companies, Inc., The Williams Companies, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Williams Companies, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
May 16, 2006